Exhibit 3.1

Execution Version

AMENDMENT NO. 6 TO AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

BUCKEYE PARTNERS, L.P.

THIS AMENDMENT NO. 6 to the AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF BUCKEYE PARTNERS, L.P. (this “Amendment”), dated as of March 2, 2018, is entered into and effectuated by Buckeye GP LLC, a Delaware limited liability company, as the General Partner, pursuant to authority granted to it in Sections 4.3 and 15.1 of the Amended and Restated Agreement of Limited Partnership of Buckeye Partners, L.P., dated as of November 19, 2010, as amended (the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 4.3(a) of the Partnership Agreement provides that the General Partner may cause the Partnership to issue additional LP Units or other Partnership Securities, for any Partnership purpose, at any time or from time to time, to Partners or to other Persons, for such consideration and on such terms and conditions, and entitling the holders thereof to such relative rights and powers, as shall be established by the General Partner, all without the approval of any Limited Partners, except as provided in Section 17.1 of the Partnership Agreement; and

WHEREAS, Section 15.1(f) of the Partnership Agreement provides that the General Partner, without the consent of any Limited Partner, may amend any provision of the Partnership Agreement in connection with a change that is required or contemplated by Section 4.3 of the Partnership Agreement; and

WHEREAS, Section 15.1(g) of the Partnership Agreement provides that the General Partner, without the consent of any Limited Partner, may amend any provision of the Partnership Agreement to reflect a change that in the good faith opinion of the General Partner does not adversely affect the Limited Partners in any material respect; and

WHEREAS, the board of directors of the General Partner has determined that the standards specified in Section 15.1(f) or 15.1(g) are satisfied with respect to the amendments to be made by this Amendment; and

WHEREAS, the Partnership has entered into that certain Class C Unit Purchase Agreement, dated as of February 23, 2018, with the purchasers named on Schedule A thereto (the “Unit Purchasers”), providing for the issuance of Class C Units (the “Unit Purchase Agreement”); and

WHEREAS, the Unit Purchase Agreement obligates the Partnership to issue LP Units and limited partner interests to be designated as Class C Units having the terms set forth herein; and

WHEREAS, in connection with the entry into the Unit Purchase Agreement, the Partnership and the Unit Purchasers have entered into a Registration Rights Agreement, dated as of March 2, 2018, under which the Unit Purchasers may from time to time be issued LP Units in lieu of cash as liquidated damages for failure to cause a registration statement covering all of the Unit Purchasers’ Class C Units and LP Units to be registered; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to (i) specify the rights and obligations of the limited partner interests designated as “Class C Units,” (ii) provide for the economic uniformity of the Privately Placed Units, and (iii) provide for such other matters as are provided herein.

NOW, THEREFORE, it is hereby agreed as follows:

A. Amendment. The Partnership Agreement is hereby amended as follows:

1. Article I is hereby amended to add or restate, as applicable, the following definitions:

“Certificate” means a LP Certificate.

“Change of Control” means, (a) any Person or ‘group’ (within the meaning of the Exchange Act and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof) shall own and control, beneficially and of record, directly or indirectly, a number of LP Units that would entitle such person or group to vote LP Units representing, in the aggregate, more than 50% of the total number of outstanding LP Units that are entitled to vote and be counted for purposes of calculating the required votes and that are deemed to be outstanding for purposes of determining a quorum at any annual meeting or otherwise in the election of Public Directors of the General Partner; (b) individuals who, as of the date of issuance of the Class C Units, constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a member of the Board of Directors subsequent to such date whose election, or nomination for election by the Board of Directors or committee thereof, was approved by a vote of at least a majority of the Directors then considered as though such individual was a member of the Incumbent Board.; (c) the Partnership shall cease to own and control, beneficially and of record, directly or indirectly, all of the outstanding member or other equity interests in the General Partner; or (d) any direct or indirect sale, lease, exchange, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Partnership and its subsidiaries, taken as a whole, to any other Person (other than a direct or indirect wholly owned subsidiary of the Partnership).

“Class C Unit” means a Partnership Interest issued pursuant to Section 4.3 and representing a limited partner’s interest in the Partnership having the rights and obligations specified with respect to the Class C Units in this Agreement.

“Class C Unit Distribution” means any distribution payable to each Class C Unit, determined in accordance with Section 5.2(a).

“Consenting Transferee” means any Person that executes an addendum to the Unit Purchase Agreement pursuant to which such Consenting Transferee (i) acknowledges that the Privately Placed Units are subject to potential allocations pursuant to the Partnership Agreement, as amended, with respect to achieving economic uniformity among the Privately Placed Units and the LP Units that are not Privately Placed Units, and (ii) agrees to abide by the transfer restrictions in Section 5.4 of the Unit Purchase Agreement.

“Conversion Date” means the date that is the earliest of (i) the second anniversary of the initial issuance of Class C Units pursuant to the Unit Purchase Agreement, (ii) the date on which the Partnership delivers notice to the holders of the Class C Units that the Class C Units have converted, (iii) the date on which a Change of Control occurs, (iv) the Business Day following any notice or press release from the Partnership of a cash distribution pursuant to Section 5.2(a) for any quarterly period in an amount less than $1.2625 per LP Unit and (v) the date on which the Partnership issues any class or series of LP Units having preferences or senior rights over the LP Units.

“Issue Price” means the price at which a Unit is purchased from the Partnership. Each PIK Unit shall have an Issue Price determined in accordance with Section 4.8(d)(iv). Each LP Unit issued pursuant to the Registration Rights Agreement shall have an Issue Price equal to the amount of cash in lieu of which such LP Unit is issued.

“LP Unit” means a Partnership Interest issued pursuant to Sections 4.2 or 4.3 and representing a limited partner’s interest in the Partnership having the rights and obligations specified with respect to the LP Units in this Agreement; provided that a Class C Unit will not constitute an LP Unit until the Conversion Date.

“PIK Unit” means a Class C Unit that may be issued by the Partnership in lieu of cash distributions in respect of the Class C Units pursuant to Section 4.8(d).

“Privately Placed Unit” means a Class C Unit, a converted Class C Unit, PIK Unit or LP Unit that is issued pursuant to the Registration Rights Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement, dated on or after March 2, 2018 among the Partnership and the Unit Purchasers.

“Trading Day” means a day on which the principal national securities exchange on which the LP Units are listed or admitted to trading is open for the transaction of business.

“Transfer Agent” means the bank, trust company or other Person appointed from time to time by the Partnership to act as successor transfer agent and registrar for any class of Units. The General Partner shall serve as Transfer Agent and registrar for the Class C Units unless the General Partner shall determine to cause the Partnership to appoint another Transfer Agent.

“Unit” means an LP Unit or a Class C Unit. The term “Unit” does not include the GP Interest.

“Unit Purchase Agreement” means the Unit Purchase Agreement, dated as of February 23, 2018, between the Partnership and the Unit Purchasers.

“Unit Purchasers” means the purchasers named in the Unit Purchase Agreement.

“VWAP” per LP Unit on any Trading Day means the volume-weighted average trading price of the LP Units on the principal national securities exchange on which the LP Units are listed or admitted to trading on such Trading Day for the VWAP calculation period (as an example, a 10-day VWAP shall be calculated as the quotient of (a) total traded value (which shall be the sum of the products of (i) daily VWAP for each of the 10 days during the VWAP calculation period multiplied by (ii) daily volume for each of the 10 days) divided by (b) total volume across the 10-day VWAP calculation period, which, as of the date of the issuance of the Class C Units, is consistent with the methodology used to calculate the “Bloomberg VWAP” on Bloomberg page “BPL <equity> AQR” (or its equivalent successor if such page is not available)) in respect of the period from the scheduled open of trading until the scheduled close of trading of the VWAP calculation period (or, if such volume-weighted average price is unavailable, the closing price of one LP Unit on such Trading Day as reported on the website of the principal national securities exchange on which the LP Units are listed or admitted to trading may be used to calculate the VWAP with (x) the product of closing price times daily volume for each applicable day of the VWAP calculation period, summed across the VWAP calculation period, divided (y) total volume across the VWAP calculation period). If the VWAP cannot be calculated for the LP Units on a particular date on any of the foregoing bases, the VWAP of the LP Units on such date shall be the fair market value as determined in good faith by the General Partner in a commercially reasonable manner.

2. Article I is hereby amended to delete the following definitions:

(a)	“Class B Certificate.”

(b)	“Class B Unit.”

(c)	“Class B Unit Distribution.”

(d)	“Expansion.”

(e)	“PIPE Unit Purchase Agreements.”

(f)	“Registration Rights Agreements.”

(g)	“Unit Purchaser.”

3. Article IV is hereby amended to amend and restate Section 4.8 creating a new series of Units as follows:

Section 4.8 Establishment of Class C Units

(a) The General Partner hereby designates and creates a series of Limited Partner Units to be designated as “Class C Units” and consisting, as of the date hereof, of a total of 6,220,658 Class C Units, having the terms and conditions set forth herein.

(b) The holders of the Class C Units shall have rights upon dissolution and liquidation of the Partnership, including the right to share in any liquidating distributions pursuant to Section 14.3, in accordance with Article XIV of the Partnership Agreement.

(c) Conversion of Class C Units

(i) Immediately before the close of business on the Conversion Date, the Class C Units shall automatically convert into LP Units on a one-for-one basis.

(ii) Upon conversion, the rights of a holder of converted Class C Units as holder of Class C Units shall cease with respect to such converted Class C Units, including any rights under this Agreement with respect to holders of Class C Units, and such Person shall continue to be a Limited Partner and have the rights of a holder of LP Units under this Agreement. All Class C Units shall, upon the Conversion Date, be deemed to be transferred to, and cancelled by, the Partnership in exchange for the LP Units into which the Class C Units converted.

(iii) The Partnership shall pay any documentary, stamp or similar issue or transfer taxes or duties relating to the issuance or delivery of LP Units upon conversion of the Class C Units. However, the holder shall pay any tax or duty which may be payable relating to any transfer involving the issuance or delivery of LP Units in a name other than the holder’s name. The Transfer Agent may refuse to deliver the LP Units being issued in a name other than the holder’s name until the Transfer Agent receives a sum sufficient to pay any tax or duties which will be due because the shares are to be issued in a name other than the holder’s name. Nothing herein shall preclude any tax withholding required by law or regulation.

(iv) (A) The Partnership shall keep free from preemptive rights a sufficient number of LP Units to permit the conversion of all outstanding Class C Units into LP Units to the extent provided in, and in accordance with, this Section 4.8(c).

(B) All LP Units delivered upon conversion of the Class C Units shall be newly issued, shall be duly authorized and validly issued, and shall be free from preemptive rights and free of any lien or adverse claim.

(C) The Partnership shall comply with all applicable securities laws regulating the offer and delivery of any LP Units upon conversion of Class C Units and, if the LP Units are then listed or quoted on the New York Stock Exchange, or any other National Securities Exchange or other market, shall list or cause to have quoted and keep listed and quoted the LP Units issuable upon conversion of the Class C Units to the extent permitted or required by the rules of such exchange or market.

(D) Notwithstanding anything herein to the contrary, nothing herein shall give to any holder of Class C Units any rights as a creditor in respect of its right to conversion.

(E) Notwithstanding anything herein to the contrary, a Person holding an LP Unit that has resulted from the conversion of a Class C Unit pursuant to this Section 4.8(j) shall not be permitted to transfer such LP Unit to a Person that is not a Consenting Transferee until such time as the General Partner determines, based on advice of counsel, that each such LP Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of the LP Units that are not Privately Placed Units, in each case, in the hands of an unrelated transferee. In connection with the condition imposed by this Section 4.8(j)(iv)(E), the General Partner may take whatever steps are required to provide economic uniformity to such LP Units in preparation for a transfer of such LP Units, including the application of Section 5.1(c)(iii).

(d) Distributions.

(i) Each Class C Unit and PIK Unit shall have the right to share in distributions pursuant to Section 5.2(a) on a pro rata basis with the other Units. All or any portion of each distribution payable in respect of the Class C Units (the “Class C Unit Distribution”) may, at the election of the Partnership, be paid in Class C Units (any amount of such Class C Unit Distribution so paid in PIK Units, the “PIK Distribution Amount”). The number of PIK Units to be issued in connection with a PIK Distribution Amount shall be the quotient of (A) the PIK Distribution Amount divided by (B) the VWAP of the Partnership’s LP Units for the ten (10) Trading Days immediately preceding the date the Class C Unit Distribution is declared less a discount of 12.5%; provided that instead of issuing any fractional PIK Units, the Partnership shall round the number of PIK Units issued down to the next lower whole PIK Unit and pay cash in lieu of such fractional units, or at the Partnership’s option, the Partnership may round the number of PIK Units issued up to the next higher whole PIK Unit.

(ii) Notwithstanding anything in this Section 4.8(d) to the contrary, with respect to Class C Units that are converted into LP Units, the holder thereof shall not be entitled to a Class C Unit Distribution and an LP Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the applicable Record Date.

(iii) When any PIK Units are payable to a holder of Class C Units pursuant to this Section 4.8, the Partnership shall issue the PIK Units to such holder no later than the date the corresponding distributions are made pursuant to Section 5.2(a) (the date of issuance of such PIK Units, the “PIK Payment Date”).

(iv) For purposes of maintaining Capital Accounts, if the Partnership distributes one or more PIK Units to a holder of Class C Units, (i) the Partnership shall be treated as distributing cash to such holder of Class C Units equal to the PIK Distribution Amount, and (ii) the holder of Class C Units shall be deemed to have recontributed to the Partnership in exchange for such newly issued PIK Units an amount of cash equal to the PIK Distribution Amount less the amount of any cash distributed by the Partnership in lieu of fractional PIK Units.

(e) The Class C Units will have such voting rights pursuant to the Agreement as such Class C Units would have if they were LP Units that were then outstanding and shall vote together with the LP Units as a single class, except that the Class C Units shall be entitled to vote on any matter on which Unitholders are entitled to vote that adversely affects the rights or preferences of the Class C Units in relation to other classes of Partnership Interests in any material respect or as required by law. The approval of a majority of the Class C Units shall be required to approve any matter for which the holders of the Class C Units are entitled to vote as a separate class.

(f) The Class C Units may be issued in certificated or book-entry form.

4. Section 5.1(a) is hereby amended and restated as follows:

(a) The Partnership shall maintain for each Partner a separate Capital Account with respect to its Partnership Interests in accordance with the regulations issued pursuant to Section 704 of the Code. The Capital Account of any Partner shall be increased by (i) the Net Agreed Value of all Capital Contributions made by such Partner in exchange for its Partnership Interest and (ii) all items of income and gain computed in accordance with Section 5.1(b) and allocated to such Partner pursuant to Section 5.1(c) and reduced by (iii) the Net Agreed Value of all distributions of cash or property (other than PIK Units) made to such Partner with respect to its Partnership Interest and (iv) all items of deduction and loss computed in accordance with Section 5.1(b) and allocated to such Partner pursuant to Section 5.1(c). The initial Capital Account balance in respect of each Privately Placed Unit shall be the Issue Price for such Unit.

5. Section 5.1(c)(iii) is hereby amended and restated as follows:

(iii) (A) To preserve uniformity of LP Units trading on a National Securities Exchange that have been transferred pursuant to an underwritten offering to the public or otherwise transferred in an open market transaction in which the purchaser is not specifically identifiable, the General Partner may make special allocations of income or deduction pursuant to Section 6.1(c) that do not have a material adverse effect on the Limited Partners and are consistent with the principles of Section 704 of the Code.

(B) [Reserved]

(C) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.1(e) during any taxable period of the Partnership ending upon, or after, the issuance of Privately Placed Units, any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to the Privately Placed Units on a per unit basis equaling the Per Unit Capital Amount for an LP Unit that is not a Privately Placed Unit.

(D) With respect to any taxable period of the Partnership ending upon, or after, the transfer of a Privately Placed Unit, Partnership items of income or gain for such taxable period shall be allocated 100% to the Partner transferring such Privately Placed Unit in a manner that to the nearest extent possible results in the Capital Account maintained with respect to such Privately Placed Unit on a per unit basis equaling the Per Unit Capital Amount for an LP Unit that is not a Privately Placed Unit; provided, that, this section 5.2(c)(iii)(D) shall not apply to a transfer to a Consenting Transferee.

6. Article V is hereby amended to amend and restate Section 5.2(c) as follows:

(c) For the avoidance of doubt, upon any pro rata distribution of Partnership Securities to all Record Holders of LP Units or any subdivision or combination (or reclassified into a greater or smaller number) of LP Units, the Partnership will proportionately adjust the number of Class C Units as follows: (a) if the Partnership issues Partnership Securities as a distribution on its LP Units or subdivides the LP Units (or reclassifies them into a greater number of LP Units) then the Class C Units shall be subdivided into a number of Class C Units equal to the result of multiplying the number of Class C Units by a fraction, (A) the numerator of which shall be the sum of the number of LP Units outstanding immediately prior to such distribution or subdivision plus the total number of Partnership Securities constituting such distribution or newly created by such subdivision; and (B) the denominator of which shall be the number of LP Units outstanding immediately prior to such distribution or subdivision; and (b) if the Partnership combines the LP Units (or reclassifies them into a smaller number of LP Units) then the Class C Units shall be combined into a number of Class C Units equal to the result of multiplying the number of Class C Units by a fraction, (A) the numerator of which shall be the sum of the number of LP Units outstanding immediately following such combination; and (B) the denominator of which shall be the number of LP Units outstanding immediately prior to such combination.

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signatures on following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

Buckeye GP LLC

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel
and Secretary

AMENDMENT NO. 6 TO AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

BUCKEYE PARTNERS, L.P.